Condensed Consolidated Interim Financial Statements

Prepared by Management

Second Quarter Report
Three and Six Months Ended June 30, 2012 and 2011

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$115,444	$75,434
Investments	4	12,466	34,099
Accounts receivable	5	8,514	7,392
Inventories	6	33,326	34,195
Prepaid expenses		4,815	3,773
Total current assets		174,565	154,893

Non-current deposits		776	600
Mineral property, plant and equipment	8	106,268	93,528
Total assets		$281,609	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$12,021	$9,084
Income taxes payable		3,511	3,482
Total current liabilities		15,532	12,566

Provision for reclamation and rehabilitation		2,739	2,729
Deferred income tax liability		24,217	20,806
Derivative liabilities	10	6,418	13,130
Total liabilities		48,906	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 88,065,018 shares (Dec 31, 2011 - 87,378,748 shares)	9	265,707	259,396
Contributed surplus		11,497	8,819
Accumulated comprehensive income (loss)		(5,067)	(1,700)
Deficit		(39,434)	(66,725)
Total shareholders' equity		232,703	199,790
Total liabilities and shareholders' equity		$281,609	$249,021

Subsequent Events	15

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2012	2011	2012	2011

Revenue		$40,434	$36,363	$89,480	$71,715

Cost of sales:
Direct production costs		15,890	12,109	32,501	22,468
Royalties		482	631	943	1,076
Stock-based compensation		216	132	275	167
Amortization and depletion		4,328	4,247	12,824	8,190
	14	20,916	17,119	46,543	31,901

Mine operating earnings		19,518	19,244	42,937	39,814

Expenses:
Exploration	11	2,110	2,592	3,922	3,725
General and administrative	12	3,977	2,900	6,714	5,145
		6,087	5,492	10,636	8,870

Operating earnings		13,431	13,752	32,301	30,944

Mark-to-market loss/(gain) on derivative liabilities	10	(1,632)	(6,334)	(1,775)	7,631
Finance costs		5	7	10	19

Other income (expense):
Foreign exchange		(3,463)	(118)	1,167	1,569
Investment and other income		411	2,782	1,940	3,018
		(3,052)	2,664	3,107	4,587

Earnings before income taxes		12,006	22,743	37,173	27,881

Income tax expense		4,501	5,777	9,893	10,430

Net earnings for the period		7,505	16,966	27,280	17,451

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	4	(3,680)	(237)	(3,367)	151

Comprehensive income (loss) for the period		$3,825	$16,729	$23,913	$17,602

Basic earnings (loss) per share based on net earnings		$0.09	$0.20	$0.31	$0.21
Diluted earnings (loss) per share based on net earnings	9 (d)	$0.06	$0.12	$0.28	$0.21

Basic weighted average number of shares outstanding		87,999,485	83,593,669	87,870,479	82,429,259
Diluted weighted average number of shares outstanding	9 (d)	90,775,352	88,777,750	90,816,849	84,375,931

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2010		80,720,420	$205,862	$7,793	$1,444	$(85,508)	$129,591

Exercise of options	9 (b)	1,635,000	7,164	(2,506)			4,658
Exercise of warrants	9 (c), 10	1,973,750	18,130	(206)			17,924
Issued through stock bonus plan		(1,000)	(7)				(7)
Cancelled escrow shares	9 (a)	(93,750)					-
Share appreciation rights	9 (b)	189,580	484	(484)			-
Stock based compensation	9 (b)			1,908			1,908
Unrealized gain (loss) on available for sale assets	4				242		242
Realized gain (loss) on available for sale assets					(91)		(91)
Expiry and forfeiture of options				(7)		7	-
Earnings for the period						17,451	17,451
June 30, 2011		84,424,000	$231,633	$6,498	$1,595	$(68,050)	$171,676

Exercise of options	9 (b)	290,000	1,738	(560)			1,178
Exercise of warrants	9 (c), 10	2,660,148	25,979	(8)			25,971
Issued through stock bonus plan		4,600	46				46
Share appreciation rights	9 (b)	-	-	-			-
Stock based compensation	9 (b)			2,910			2,910
Unrealized gain (loss) on available for sale assets	4				(3,928)		(3,928)
Realized gain (loss) on available for sale assets	4				633		633
Expiry and forfeiture of options				(21)		21	-
Earnings for the period						1,304	1,304
December 31, 2011		87,378,748	259,396	8,819	(1,700)	(66,725)	199,790

Exercise of options	9 (b)	30,200	203	(67)			136
Exercise of warrants	9 (c), 10	656,070	6,108	(29)			6,079
Stock based compensation	9 (b)			2,785			2,785
Unrealized gain (loss) on available for sale assets	4				(3,850)		(3,850)
Realized gain (loss) on available for sale assets	4				483		483
Expiry and forfeiture of options				(11)		11	-
Earnings for the period						27,280	27,280
June 30, 2012		88,065,018	$265,707	$11,497	$(5,067)	$(39,434)	$232,703

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2012	2011	2012	2011

Operating activities
Net earnings for the period		$7,505	$16,966	$27,280	$17,451
Items not affecting cash:
Stock-based compensation	9 (b)	2,007	1,558	2,785	1,901
Depreciation and depletion		4,386	4,280	12,927	8,261
Deferred income tax provision		2,788	2,428	3,411	3,750
Unrealized foreign exchange loss (gain)		1,829	(350)	(901)	(1,470)
Mark to market loss (gain) on derivative liability	10	(1,632)	(6,334)	(1,775)	7,631
Finance costs		5	7	10	15
Loss (Gain) on marketable securities		-	91	(483)	91
Net changes in non-cash working capital	13	(4,659)	2,609	(2,265)	(1,735)
Cash from operating activities		12,229	21,255	40,989	35,895

Investing activites
Property, plant and equipment expenditures	8	(11,946)	(12,004)	(21,295)	(19,368)
Investment in short term investments		(642)	(4,942)	(27,884)	(18,571)
Proceeds from sale of short term investments		14,721	631	46,633	631
Investment in long term deposits		8	178	(176)	178
Cash used in investing activities		2,141	(16,137)	(2,722)	(37,130)

Financing activities
Common shares issued on exercise of options and warrants	9(b)(c)	668	4,931	1,278	9,575
Share issuance costs		-	(94)	-	(103)
Cash from financing activites		668	4,837	1,278	9,472

Effect of exchange rate change on cash and cash equivalents		(978)	(87)	465	1,467
Increase (decrease) in cash and cash equivalents		15,038	9,955	39,545	8,237
Cash and cash equivalents, beginning of period		101,384	67,873	75,434	68,037
Cash and cash equivalents, end of period		$115,444	$77,741	$115,444	$77,741

Supplemental cash flow information	13

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation and in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on August 1, 2012.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V. and Minera Plata Carina Spa. All intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011. In addition, the following accounting policy has been applied in these condensed consolidated financial statements.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquire. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of acquisition date)

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets and liabilities assumed. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of comprehensive income.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	INVESTMENTS

	June 30	December 31
	2012	2011
Money market investments	$-	$16,473

Notes receivable:
Carrying value	2,133	2,133
Unrealized gain (loss)	1,430	1,074
Unrealized foreign exchange gain (loss)	258	275
	3,821	3,482

Investment in marketable securities, at cost	15,380	17,173
Unrealized gain (loss) on marketable securities	(6,643)	(2,960)
Unrealized foreign exchange gain (loss)	(92)	(69)
	8,645	14,144

	$12,466	$34,099

The money market investments are designated as held for trading, are classified as Level 1 in the fair value hierarchy and have original maturities greater than 90 days and maturities less than one year.

At June 30, 2012 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

				June 30, 2012	Dec 31, 2011
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,427	$2,242
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	773	675
MAV II Class B	July 15, 2056	BA - 0.5%	198	131	104
MAV II Class C	July 15, 2056	BA + 20.0%	140	60	47
IA Tracking Class 15		BA - 0.5%	464	430	414
			$5,114	$3,821	$3,482

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be impairments, in which case the declines will be charged to operations. During 2007 and 2008, prior to an active market being established and the restructuring of the ABCP, the Company recorded a total impairment charge to operations of $2,700.

The marketable securities are classified as Level 1 in the fair value hierarchy and as available for sale. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	ACCOUNTS RECEIVABLE

		June 30	December 31
	Note	2012	2011

IVA receivables		$5,459	$5,693
Income tax receivables		2,570	1,489
Due from related parties	7	103	55
Other receivables		382	155
		$8,514	$7,392

6.	INVENTORIES

	June 30	December 31
	2012	2011

Warehouse inventory	$6,375	$5,336
Stockpile inventory (1)	8,254	10,078
Finished Goods inventory (2)	18,259	18,466
Work in process inventory	438	315
	$33,326	$34,195

(1)	The Company has stockpiled 119,000 tonnes of mined ore as of June 30, 2012 (December 31, 2011 – 130,000 tonnes).
(2)

The Company held 896,501 silver ounces and 6,124 gold ounces as of June 30, 2012 (December 31, 2011 – 980,109 and 5,407, respectively). These ounces are carried at cost, however as at June 30, 2012, the quoted market value of the silver is $25,147 (December 31, 2011 - $27,619) and the quoted market value of the gold is $9,780 (December 31, 2011 - $8,278)

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $103 net receivable related to administration costs and other items outstanding as of June 30, 2012 (December 31, 2011 – $55).

One of the companies that the Company shares administrative services and office space with has been unable to meet its obligations. The Company has previously provided an allowance totaling $181.

The Company was charged $351 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (June 30, 2011 - $93). The Company has a $244 payable related to legal costs outstanding as of June 30, 2012 (December 31, 2011 - $4).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2010	$68,357	$24,583	$15,278	$2,175	$2,414	$112,807
Additions	22,008	12,848	11,356	637	1,205	48,054
Disposals	-	-	-	-	(59)	(59)

Balance at December 31, 2011	90,365	37,431	26,634	2,812	3,560	160,802

Additions	13,647	2,011	4,342	521	805	21,326
Disposals	-	-	-	-	(31)	(31)

Balance at June 30, 2012	$104,012	$39,442	$30,976	$3,333	$4,334	$182,097

Accumulated amortization
Balance at December 31, 2010	$29,728	$6,582	$3,347	$539	$1,370	$41,566
Amortization	21,160	2,050	1,830	212	499	25,751
Disposals	-	-	-	-	(43)	(43)

Balance at December 31, 2011	50,888	8,632	5,177	751	1,826	67,274
Amortization	5,547	1,303	1,278	126	319	8,573
Disposals	-	-	-	-	(18)	(18)

Balance at June 30, 2012	$56,435	$9,935	$6,455	$877	$2,127	$75,829

Net book value
At December 31, 2011	$39,477	$28,799	$21,457	$2,061	$1,734	$93,528
At June 30, 2012	$47,577	$29,507	$24,521	$2,456	$2,207	$106,268

As of June 30, 2012, the Company had $1,220 committed to capital equipment purchases for 2012 .

9.	SHARE CAPITAL

	(a)	During 2011, 93,750 common shares, which were held in escrow as of December 31, 2010 were cancelled.

	(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Six months ended		Year Ended
	June 30, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	3,697,000	$5.07	4,665,000	$3.17
Granted	1,048,000	$8.45	1,330,000	$8.22
Exercised (1)	(30,200)	$4.40	(2,205,000)	$3.02
Cancelled	(14,000)	$3.67	(93,000)	$3.56
Outstanding, end of period	4,700,800	$5.83	3,697,000	$5.07

Options exercisable at period-end	3,279,800	$4.77	2,547,400	$4.25

(1) There were no options that were cancelled in exchange for share appreciation rights in the period ended June 30, 2012 (June 30, 2011 – 280,000 options priced with a weighted average price of CAN $3.14 were cancelled in exchange for 189,580 share appreciation rights).

The following tables summarize information about stock options outstanding at June 30, 2012:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2012	(Number of Years)	Prices	June 30, 2012	Prices

$1.00 - $1.99	300,000	1.9	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	4.9	$2.01	40,000	$2.01
$3.00 - $3.99	1,966,000	2.6	$3.53	1,950,000	$3.53
$4.00 - $4.99	8,000	3.3	$4.57	4,000	$4.57
$5.00 - $5.99	20,000	3.4	$5.69	10,000	$5.69
$8.00 - $8.99	2,341,800	4.4	$8.31	965,800	$8.24
$9.00 - $9.99	25,000	4.2	$9.77	10,000	$9.77
	4,700,800	3.5	$5.83	3,279,800	$4.77

During the period ended June 30, 2012, the Company recognized stock-based compensation expense of $2,785 (June 30, 2011 - $1,908) based on the fair value of the vested portion of options granted in prior periods.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Year Ended
	June 30, 2012	December 31, 2011
Weighted average fair value of options granted during the period	$4.52	$4.81
Risk-free interest rate	1.28%	2.02%
Expected dividend yield	0%	0%
Expected stock price volatility	73%	77%
Expected option life in years	3.80	3.86

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	June 30, 2012
CAN $
$1.90	February 25, 2014	532,500	-	-	-	532,500
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	362,142	-	(39,935)	-	322,207
$2.05	February 26, 2014	1,143,936	-	(637,891)	-	506,045
		2,063,870	-	(677,826)	-	1,386,044

The warrants with an expiry date of February 26, 2014, consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures, are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended June 30, 2012, 117,039 warrants (June 30, 2011 – 470,257) were elected by the holder to be exercised “cashless” resulting in 95,283 (June 30, 2011 – 360,245) shares being issued.

(d)	Diluted Earnings per Share

		Six Months ended
		June 30	June 30
	Note	2012	2011
Basic earnings (loss)		$27,280	$17,451
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	(1,775)	-
Diluted earnings		$25,505	$17,451

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		-	7,631
Adjusted earnings		$25,505	$25,082

Basic weighted average number of shares outstanding		87,870,479	82,429,259
Effect of dilutive securities:
Stock options		1,841,430	1,642,410
Share purchase warrants		279,816	304,262
Share purchase warrants with embedded derivative liabilities		825,124	-
Diluted weighted average number of share outstanding		90,816,849	84,375,931

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		-	2,826,754
Adjusted diluted weighted average number of share outstanding		90,816,849	87,202,685

Diluted earnings (loss) per share		$0.28	$0.21
Adjusted diluted earnings per share		$0.28	$0.29

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the six months ended June 30, 2011.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

		Three Months ended
		June 30	June 30
	Note	2012	2011
Basic earnings (loss)		$7,505	$16,966
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	(1,632)	(6,334)
Diluted earnings		$5,873	$10,632

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		-	-
Adjusted earnings		$5,873	$10,632

Basic weighted average number of shares outstanding		87,999,485	83,593,669
Effect of dilutive securities:
Stock options		1,626,319	1,884,454
Share purchase warrants		309,531	313,159
Share purchase warrants with embedded derivative liabilities		840,016	2,986,468
Diluted weighted average number of share outstanding		90,775,351	88,777,750

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		-	-
Adjusted diluted weighted average number of share outstanding		90,775,351	88,777,750

Diluted earnings (loss) per share		$0.06	$0.12
Adjusted diluted earnings per share		$0.06	$0.12

10.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at June 30, 2012 will expire in 2014.

Balance at December 31, 2010	$29,349
Exercise of financial liability	(13,111)
Mark to market loss (gain)	7,631
Balance at June 30, 2011	23,869

Exercise of financial liability	(16,766)
Mark to market loss (gain)	6,027
Balance at December 31, 2011	13,130

Exercise of financial liability	(4,937)
Mark to market loss (gain)	(1,775)
Balance at June 30, 2012	$6,418

Assumptions used for Black-scholes estimate of warrant derivative liability
	Period Ended	Year Ended
	June 30, 2012	Dec 31, 2011
Outstanding warrants	1,038,545	1,676,436
Weighted average fair value of warrants at period end	$6.18	$7.83
Risk-free interest rate	0.96%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	63%	62%
Expected warrant life in years	1.6	2.2

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011

Depreciation and depletion	$31	$10	$59	$32
Stock based compensation	192	122	253	162
Salaries, wages and benefits	448	517	868	878
Direct costs	1,439	1,943	2,742	2,653
	$2,110	$2,592	$3,922	$3,725

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011

Depreciation and depletion	$27	$23	$44	$39
Stock based compensation	1,599	1,304	2,257	1,573
Salaries, wages and benefits	799	722	1,805	1,830
Direct costs	1,552	851	2,608	1,703
	$3,977	$2,900	$6,714	$5,145

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	June 30	June 30
	2012	2011

Net changes in non-cash working capital
Accounts receivable	$(1,074)	$334
Inventories	(3,068)	(2,924)
Prepaid expenses	(1,042)	(1,427)
Due from related parties	(48)	(6)
Accounts payable and accrued liabilities	2,937	613
Income taxes provision	30	1,675
	$(2,265)	$(1,735)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$67	$2,506
Fair value of shares issued under the share appreciation rights plan	-	484
Fair value of exercised agent warrants allocated to share capital	29	206
Fair value of shares issued under stock bonus plan	-	(7)

Other cash disbursements:
Income taxes paid	$8,636	$4,523

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executive (the chief operating decision makers) in assessing performance. The Company has two operating mining segments, Guanacevi and Guanajuato, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	June 30, 2012
	Corporate	Exploration	Guanacevi	Bolanitos	Total

Cash and cash equivalents	$107,813	$134	$7,132	$365	$115,444
Investments	12,466	-	-	-	12,466
Accounts receivables	458	95	7,022	939	8,514
Inventories	-	-	19,369	13,957	33,326
Prepaid expenses	951	213	1,977	1,674	4,815
Long term deposits	-	56	583	137	776
Mineral property, plant and equipment	187	1,356	70,100	34,625	106,268
Total assets	$121,875	$1,854	$106,183	$51,697	$281,609

	December 31, 2011
	Corporate	Exploration	Guanacevi	Bolanitos	Total

Cash and cash equivalents	$63,183	$251	$11,382	$618	$75,434
Investments	34,099	-	-	-	34,099
Accounts receivables	176	22	5,586	1,608	7,392
Inventories	-	-	21,990	12,205	34,195
Prepaid expenses	1,632	208	1,612	321	3,773
Long term deposits	-	57	406	137	600
Mineral property, plant and equipment	153	1,140	66,362	25,873	93,528
Total assets	$99,243	$1,678	$107,338	$40,762	$249,021

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	Total

	Six Months Ended June 30, 2012
Silver revenue	$-	$-	$47,087	$20,723	$67,810
Gold revenue	-	-	6,984	14,686	21,670
Total revenue	$-	$-	$54,071	$35,409	$89,480

Salaries, wages and benefits:
mining	$-	$-	$2,928	$2,616	$5,544
processing	-	-	990	587	1,577
administrative	-	-	1,600	1,476	3,076
stock based compensation	-	-	132	143	275
change in inventory	-	-	101	(1,157)	(1,056)
Total salaries, wages and benefits	-	-	5,751	3,665	9,416

Direct costs:
mining	-	-	8,304	3,968	12,272
processing	-	-	5,225	4,242	9,467
administrative	-	-	1,456	1,189	2,645
change in inventory	-	-	1,756	(2,780)	(1,024)
Total direct production costs	-	-	16,741	6,619	23,360

Depreciation and depletion:
depreciation and depletion	-	-	6,499	4,161	10,660
change in inventory	-	-	313	1,851	2,164
Total depreciation and depletion	-	-	6,812	6,012	12,824

Royalties	-	-	943	-	943

Total cost of sales	$-	$-	$30,247	$16,296	$46,543

Earnings (loss) before taxes	$(1,842)	$(3,922)	$23,824	$19,113	$37,173

Income tax expense	-	-	3,926	5,967	9,893
Earnings (loss) after taxes	$(1,842)	$(3,922)	$19,898	$13,146	$27,280

	Six Months Ended June 30, 2011
Silver revenue	$-	$-	$45,052	$14,332	$59,384
Gold revenue	-	-	4,588	7,743	12,331
Total revenue	$-	$-	$49,640	$22,075	$71,715

Salaries, wages and benefits:
mining	$-	$-	$2,355	$1,584	$3,939
processing	-	-	891	510	1,401
administrative	-	-	1,209	964	2,173
stock based compensation	-	-	77	90	167
change in inventory	-	-	(27)	(359)	(386)
Total salaries, wages and benefits	-	-	4,505	2,789	7,294

Direct costs:
mining	-	-	6,680	1,521	8,201
processing	-	-	3,993	1,751	5,744
administrative	-	-	1,065	934	1,999
change in inventory	-	-	(23)	(580)	(603)
Total direct production costs	-	-	11,715	3,626	15,341

Depreciation and depletion:
depreciation and depletion	-	-	4,822	3,824	8,646
change in inventory	-	-	(61)	(395)	(456)
Total depreciation and depletion	-	-	4,761	3,429	8,190

Royalties	-	-	1,076	-	1,076

Total cost of sales	$-	$-	$22,057	$9,844	$31,901

Earnings (loss) before taxes	$(8,208)	$(3,725)	$27,583	$12,231	$27,881

Income tax expense	-	-	6,253	4,177	10,430
Earnings (loss) after taxes	$(8,208)	$(3,725)	$21,330	$8,054	$17,451

The Exploration Segment included $134 for the six months ended June 30, 2012 (2011 - $195) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	Total
	Three Months Ended June 30, 2012
Silver revenue	$-	$-	$22,631	$8,769	$31,400
Gold revenue	-	-	3,951	5,083	9,034
Total revenue	$-	$-	$26,582	$13,852	$40,434

Salaries, wages and benefits:
mining	$-	$-	$1,331	$1,313	$2,644
processing	-	-	487	296	783
administrative	-	-	816	840	1,656
stock based compensation	-	-	107	109	216
change in inventory	-	-	641	(870)	(229)
Total salaries, wages and benefits	-	-	3,382	1,688	5,070

Direct costs:
mining	-	-	3,748	2,256	6,004
processing	-	-	2,517	2,179	4,696
administrative	-	-	695	534	1,229
change in inventory	-	-	1,300	(2,193)	(893)
Total direct production costs	-	-	8,260	2,776	11,036

Depreciation and depletion:
depreciation and depletion	-	-	2,785	1,653	4,438
change in inventory	-	-	388	(498)	(110)
Total depreciation and depletion	-	-	3,173	1,155	4,328

Royalties	-	-	482	-	482

Total cost of sales	$-	$-	$15,297	$5,619	$20,916

Earnings (loss) before taxes	$(5,402)	$(2,110)	$11,285	$8,233	$12,006

Income tax expense		-	450	4,051	4,501
Earnings (loss) after taxes	$(5,402)	$(2,110)	$10,835	$4,182	$7,505

	Three Months Ended June 30, 2011
Silver revenue	$-	$-	$23,338	$6,965	$30,303
Gold revenue	-	-	2,274	3,786	6,060
Total revenue	$-	$-	$25,612	$10,751	$36,363

Salaries, wages and benefits:
mining	$-	$-	$1,282	$921	$2,203
processing	-	-	417	347	764
administrative	-	-	612	497	1,109
stock based compensation	-	-	70	62	132
change in inventory	-	-	64	(124)	(60)
Total salaries, wages and benefits	-	-	2,445	1,703	4,148

Direct costs:
mining	-	-	3,539	899	4,438
processing	-	-	1,936	1,037	2,973
administrative	-	-	583	456	1,039
change in inventory	-	-	122	(479)	(357)
Total direct production costs	-	-	6,180	1,913	8,093

Depreciation and depletion:
depreciation and depletion	-	-	2,446	2,104	4,550
change in inventory	-	-	9	(312)	(303)
Total depreciation and depletion	-	-	2,455	1,792	4,247

Royalties	-	-	631	-	631

Total cost of sales	$-	$-	$11,711	$5,408	$17,119

Earnings (loss) before taxes	$6,297	$(2,798)	$13,901	$5,343	$22,743

Income tax expense	-	-	3,817	1,960	5,777
Earnings (loss) after taxes	$6,297	$(2,798)	$10,084	$3,383	$16,966

The Exploration Segment included $57 for the three months ended June 30, 2012 (2011 - $102) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	SUBSEQUENT EVENT

(a) El Cubo Acquisition

On July 13, 2012, (the “acquisition date”), the Company completed the acquisition Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries; Compania Minera del Cubo, S.A. de C.V., AuRico gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”) whereby the Company acquired all of the issued and outstanding shares of Mexgold.

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahau, Mexico. The results of Mexgold Resources Inc., which include its wholly-owned subsidiaries will be consolidated with the results of the Company commencing on July 13. 2012.Total estimated consideration of $208,180 was calculated as follows:

Purchase Cost

Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	9,236
Estimated working capital adjustment(3)	10,000
$208,180

(1)

There were 11,037,528 common shares issued with a fair value of $8.058 per share, with the fair value per share determined by using the 5 day volume weighted average price of the Company’s common shares on acquisition date.

(2)	Aurico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension, after the current lease expires.

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration based on the Las Torres lease was valued based factoring the probability of the lease being extended. Management determined the probability of extending the lease to be highly unlikely at the time of closing, resulting in a $0 value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation with a 4% discount rate resulting in a valuation of $9,236.

(3)

If the working capital of the consolidated Mexgold entity is greater than nil (positive) the Purchase Price shall be adjusted upward by the amount by which the Working Capital exceeds nil. If the Working Capital is less than nil (negative) the Purchase Price shall be adjusted downward by the corresponding amount. The Company estimates the working capital adjustment to be approximately $10 million payable within 60 days from closing of the acquisition date.

In accordance with the acquisition method of accounting, the purchase price will be allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Fair values will be determined based on independent appraisals, discounted cash flows, and quoted market prices. The Company has incurred acquisition-related costs totalling $583 for the six months ended June 30, 2012 in the form of advisory, legal and professional fees, which have been included in general and administrative costs in the interim consolidated statement of comprehensive income.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(b) Credit Facility

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material subsidiaries. The interest margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains/loss on derivative liabilities. The Company agreed to pay a commitment fee of between 0.6875% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 19 -